FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                               September 19, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Smith & Nephew plc


2. Name of director


Dudley Eustace



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Dudley Eustace



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Dudley Eustace



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of shares



7. Number of shares / amount of stock acquired


14,700



8. Percentage of issued class


Less than 0.01%



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security


Ordinary shares of 12 2/9 pence



12. Price per share


490.00 pence



13. Date of transaction


16 September 2005



14. Date company informed


19 September 2005



15. Total holding following this notification


65,814



16. Total percentage holding of issued class following this notification


Less than 0.01%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries


Phil Higgins 0207 960 2228



25. Name and signature of authorised company official responsible for making this notification


Phil Higgins Assistant Company Secretary



Date of Notification


19.09.05



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: September 19, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary